
07003388

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 SUPERIOR AVENUE, SUITE 900
(No. and Street)

CLEVELAND	OHIO	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL E. GIBBONS (216) 241-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAUSSER + TAYLOR LLC
(Name – *if individual, state last, first, middle name*)

1001 LAKESIDE AVENUE E, SUITE 1400	CLEVELAND	OHIO	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL E. GIBBONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID L. STANDEN, Notary Public
State of Ohio, Lorain County
My Commission Expires April 28, 2009



Signature

President

Title



Notary Public



Chief Financial Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

DECEMBER 31, 2006

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

CONTENTS



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hausser + Taylor LLC

Cleveland, Ohio
February 8, 2007

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$656,877	$ -	$656,877
Other assets:			
Accounts receivable	-	17,000	17,000
Total assets	$656,877	$ 17,000	$673,877

LIABILITIES AND STOCKHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable	$ 2,460	$ -	$ 2,460
Accrued expenses	15,000	-	15,000
Total liabilities	$ 17,460	$ -	17,460
STOCKHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 1,500 shares			
Issued and outstanding – 425 shares			10,000
Additional paid-in-capital			23,248
Retained earnings			623,169
Total stockholders' equity			656,417
Total liabilities and stockholders' equity			$673,877

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUE		
Fee income	$12,746,199	
Interest income	23,529	
		$12,769,728
EXPENSES		
Management fees	12,688,000	
Dues	30,801	
Professional service fees	14,000	
Memberships and licenses	8,129	
Commercial activity tax	7,322	
Finders' fees	5,080	
Education and training	5,038	
Insurance	2,009	
Miscellaneous expenses	708	
Outside services	624	
Total expenses		12,761,711
NET INCOME BEFORE PROVISION FOR INCOME TAXES		8,017
PROVISION FOR INCOME TAXES		58
NET INCOME		$ 7,959

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF STOCKHOLDERS' EQUITY

Year Ended December 31, 2006

BALANCE – BEGINNING	$1,030,062
ADDITION	
Net income	7,959
DEDUCTION	
Redemption of stockholder	(381,604)
BALANCE – ENDING	$ 656,417

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 7,959
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	$ 422	
Increase in account payable	1,076	
Total adjustments		1,498
Net cash provided by operating activities		9,457
CASH USED IN FINANCING ACTIVITIES		
Redemption of stockholder		(381,604)
DECREASE IN CASH AND CASH EQUIVALENTS		(372,147)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,029,024
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 656,877

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Local income taxes	$ 58

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, Inc. was incorporated on July 29, 1991 under the name of BG Securities, Inc. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. Brown, Gibbons, Lang & Company Securities, Inc. is a registered broker dealer with the Securities and Exchange Commission, the NASD and the State of Ohio Division of Securities.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers short-term mutual funds to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2006.

E. Fee Income – Fee income is contingent upon the realization of predetermined contractual results; consequently, fees are recognized when the earning process is complete.

F. Income Taxes – Effective April 1, 1996, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is responsible for local income taxes.

Note 2. RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company had accounts receivable of $5,000 due from a stockholder and accounts payable totaling $460 due to a former stockholder. The Company also incurred management fees of $12,688,000 in 2006 from Brown Gibbons, Lang & Company, L.P., an affiliate related through common ownership.

Note 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $630,364 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

Note 4. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, Inc. Focus Report (Form X-17A-5), dated December 31, 2006, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

H+T HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 • Cleveland, Ohio 44114-1152   216/523-1905 • FAX: 216/522-1490 • www.hausser.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have audited the financial statements of Brown, Gibbons, Lang & Company Securities, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 8, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Cleveland, Ohio
February 8, 2007

Cleveland   Elyria   Akron   Canton   Columbus

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

COMPUTATION OF NET CAPITAL

December 31, 2006

Total stockholders' equity from statement of financial condition		$ 656,417
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition	$ 17,000	
Haircuts on securities	9,053	26,053
Net capital		$ 630,364

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

December 31, 2006

Net capital per unaudited broker-dealer computation	$ 630,364
Adjustments	-
Net capital per audited computation above	$ 630,364

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

December 31, 2006

Minimum net capital requirement	$ 1,164
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$625,364
Excess net capital at 1000%	$628,618

COMPUTATION OF AGGREGATE INDEBTEDNESS

December 31, 2006

Total A.I. Liabilities from Statement of Financial Condition	$ 17,460
Percentage of aggregate indebtedness to net capital	3%

CLAIM FOR EXEMPTION PROVISION UNDER RULE 15c3-3

December 31, 2006

(k)(2)(A) – Broker deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts, and does not hold funds or securities for customers.



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.com

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Brown, Gibbons, Lang & Company Securities, Inc. for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland Elyria Akron Canton Columbus

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLC

Cleveland, Ohio
February 8, 2007

END